

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2022

Tim Dyer
Chief Executive Officer
Addex Therapeutics Ltd.
Chemin des Mines 9,
CH-1202 Geneva,
Switzerland

   Re: Addex Therapeutics Ltd.
    Registration Statement on Form F-1
    Filed January 7, 2022
    File No. 333-262050

Dear Mr. Dyer:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Joshua A. Kaufman